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                                                              Reg. No. 333-94401
                                                                  Rule 424(b)(3)



                                [NETSOLVE LOGO]




                                 547,692 Shares
                                  Common Stock


     This Prospectus relates to 547,692 shares of NetSolve, Incorporated's common stock which have been acquired by the selling stockholders pursuant to the exercise of stock options issued under NetSolve's 1988 Stock Option Plan.

     Sales made by the selling stockholders are expected to be made from time to time at the then prevailing market price or at negotiated prices. The selling stockholders will pay any brokerage commission and all other fees and expenses incurred in connection with these transactions. NetSolve will not receive any of the proceeds from these sales.

     The common stock is quoted on the NASDAQ National market under the symbol "NTSL". On January 25, 2000, the closing price of the common stock was $37.875.

                                ________________


     The Securities and Exchange Commission and state securities regulations have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ________________


                The date of this Prospectus is January 26, 2000.
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     You should rely only on the information contained in this prospectus.
NetSolve has not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and rates are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of common stock.

                                    NETSOLVE

     NetSolve offers a range of services that allow companies to outsource some or all of the activities relating to the design, implementation, management and security of their computer networks. NetSolve's network management and security services are designed to increase network reliability and up-time, reduce overall network costs, and simplify migration to new technologies. NetSolve also resells third-party network equipment as a convenience to its network management services customers.

     NetSolve's executive offices are located at 12331 Riata Trace Parkway, Austin, Texas 78727. Its telephone number is (512) 340-3000 and its web site is located at www.netsolve.com. Information contained on this web site is not part
           -----------------
of this prospectus.

                                  RISK FACTORS

     Investing in NetSolve's common stock involves risks. You should be able to bear a complete loss of your investment. You should carefully consider the factors set forth on pages 18-24 of NetSolve's Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 1999, as well as any risk factors that may be described in subsequent reports filed by NetSolve with the Securities and Exchange Commission, or SEC.

                              SELLING STOCKHOLDERS

     The shares of common stock that are being offered by this prospectus have been acquired by the selling stockholders pursuant to the exercise of options granted by NetSolve under its 1988 Stock Option Plan. Certain of the selling stockholders have entered into lock-up agreements with the underwriters under which they agree not to transfer or dispose of, directly or indirectly, any shares of common stock for a period of 180 days after September 29, 1999. Before and after the completion of this offering, the selling stockholders will each own less than one percent (1%) of the outstanding common stock.

     The names and numbers of shares offered by each of the selling stockholders are as follows:

                    Name                       Number of Shares
                    ----                       ----------------
                                                        Offered
                                                        -------
                    Maureen Allan                     34,000
                    Louise Allen                       1,875
                    Karen Arthur                       3,050
                    Claire Bordelon                      807
                    Otis Brinkley                     19,392
                    Mike Bulriss                      16,114
                    Jeff Cannon                        3,613
                    Terry Cheng                        5,500
                    Betsy Corlew                       2,500
                    Carol Cuatt                        1,406
                    Steve Davies                      15,000
                    Robert Ditzig                      1,500

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
                    Name                       Number of Shares
                    ----                       ----------------
                                                        Offered
                                                        -------
                    Lisa Elliott                       1,006
                    Michelle Friesenhahn              14,063
                    Robert Gallen                      4,250
                    Albert Garza                       3,500
                    Don Huggins                        3,000
                    Ken Kieley                         5,000
                    Shell Kristofferson                1,900
                    Stephen Kyriakos                   3,594
                    Stacy Liddicoat                    3,334
                    Danny Lopez                       14,763
                    Cynthia M. Lynch
                    1999 Exempt Trust                  5,000
                    Robert J. Lynch
                    1999 Exempt Trust                  5,000
                    Robert J. Lynch                   43,000
                    Darrell McPhaul                    3,188
                    John Merritt                      79,037
                    Cindy Meurer                       4,328
                    Jim Miller                         4,000
                    Penn Rabb                          7,583
                    Eric Rachal                        2,813
                    Jack Radford                       1,500
                    Mary Ridgway                       2,050
                    Dave Ringer                        4,150
                    Joe Rysdyke                        1,813
                    Scott Sherwood                     2,500
                    Mark Singleton                     5,075
                    Gwen Smith                         3,281
                    Darren Spohn                      79,000
                    Tim Tisdel                         5,188
                    Michael Turner                   113,750

     Certain unnamed non-affiliates of NetSolve, each of whom may sell up to 1,000 shares of common stock, may also use this prospectus for reoffers and resales.

     The amount of common stock to be reoffered or resold by means of this prospectus by each of the selling stockholders and any other person with whom such selling stockholders is acting in concert for the purposes of selling NetSolve common stock, may not exceed, during any three month period, the amount specified in Rule 144(c) promulgated under the Securities Act of 1933, as amended, or Securities Act.
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                              PLAN OF DISTRIBUTION

     NetSolve is registering the common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes any donees and pledgees selling common stock received from a named selling stockholder after the date of this prospectus. All costs in connection with the registration of the common stock will be borne by NetSolve. Brokerage commissions and similar selling expenses, if any, attributable to the sales from time to time of common stock will be borne by the selling stockholders.

     Sales of stock may be made by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the NASDAQ National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the common stock, through short sales of common stock or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised NetSolve that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of common stock by the selling shareholders.

     The selling shareholders may effect such transactions by selling common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1934, as amended, or Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ National Market pursuant to Rule 153 under the Securities Act. NetSolve has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon NetSolve being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholders and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon NetSolve being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     Any agent, underwriter or dealer selected by a selling stockholder may engage in transactions with, or perform services for, NetSolve in the ordinary course of business.
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                      WHERE YOU CAN FIND MORE INFORMATION

     You can read NetSolve's SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec/gov. You may also
                                           -------------------
read and copy any document NetSolve files with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, new York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifty Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     The SEC allows NetSolve to "incorporate by reference" the information NetSolve files with them, which means that NetSolve can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that NetSolve files later with the SEC will automatically update and supersede this information. NetSolve incorporates by reference its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and any further filing NetSolve makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the common stock described in this prospectus has been sold.

     You may request a copy of these filings at no cost by writing or contacting NetSolve, Incorporated, at the following address: Investor Relations Manager, NetSolve, Incorporated, 12331 Riata Trace Parkway, Austin, Texas 78727; telephone number (512) 340-3000.